Exhibit 99.1

CUIT: 30-70496280-7

Buenos Aires, December 17, 2013

To: Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing in order to inform you in accordance with Argentine Securities Law No. 26.831, Section 92(e), as of December 16, 2013, Grupo Financiero Galicia S.A. (“Grupo”) has obtained reached ownership of 95.023613% of the capital and voting rights of its subsidiary Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”).

Consequently, pursuant to Argentine Securities Law No. 26.831, Section 92(a), Grupo is in a position of nearly total control as it holds more than the 95% of the outstanding capital stock of Banco Galicia.

Yours faithfully,

Adrián Enrique Pedemonte

Attorney-at-law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.